UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.
(Name of Subject Company)

AMAG Pharmaceuticals, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
00163U106
(CUSIP Number of Class of Securities)
Joseph D. Vittiglio
AMAG Pharmaceuticals, Inc.
Executive Vice President, General Counsel,
Chief Business Officer & Corporate Secretary
1100 Winter Street
Waltham, Massachusetts 02451
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:
Stuart M. Cable, Esq.
Jacqueline Mercier, Esq.
Lillian Kim, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
Name and Address.
The name of the subject company is AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “AMAG,” “we,” “our” or “us”). AMAG’s principal executive office is located at 1100 Winter Street, Waltham, Massachusetts 02451. AMAG’s telephone number at this address is (617) 498-3300.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of September 25, 2020, there were 34,502,648 issued and outstanding Shares.
Item 2.   Identity and Background of Filing Person.
Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.amagpharma.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Covis Mergerco Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg company (“Parent”), to acquire all of the issued and outstanding Shares of the Company for $13.75 per Share, net to the seller in cash, without interest (the “Offer Price”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Parent and Merger Sub are owned by certain equity funds (the “Apollo Funds”) managed by Apollo Management IX, L.P (“Apollo Management IX”), a Delaware limited partnership and a subsidiary of Apollo Global Management, Inc. (“Apollo Global Management” and, together with its other consolidated subsidiaries, “Apollo”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 1, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent, Merger Sub, and solely with respect to certain sections therein, Covis Finco S.à r.l., a Luxembourg company (the “Borrower”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 10 of the Offer to Purchase, titled ‘‘Purpose of the Offer and Plans for AMAG; Transaction Documents — The Merger Agreement”. The Merger Agreement provides that, as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporate Law (the “DGCL”) (including Section 251(h) of the DGCL), at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation (the “Surviving Corporation”). The Merger will be effected under Section 251(h) of the DGCL. At the Effective Time, each Share other than Shares (a) held in the treasury of the Company, (b) that at the commencement of the Offer were owned by Parent or Merger Sub, (c) irrevocably accepted for payment in the Offer, or (d) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest. No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Parent.
The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon: (1) Shares validly tendered and not validly withdrawn representing one more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of options to purchase Shares (“Company Options”) from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company compensatory awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of 3.25% senior unsecured convertible notes due 2022 (the “Convertible Notes”) from which the Company has received valid notices of conversion to shares of Common Stock in accordance with the terms of the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes) (the “Minimum Condition”), (2) the waiting period (and any extension thereof) applicable to the consummation of the Offer and Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or been terminated, (3) the absence of any law that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger, (4) the Merger Agreement not having been terminated in accordance with its terms, (5) that, since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) has not occurred, and (6) the satisfaction or waiver of each of the other conditions set forth in Annex I to the Merger Agreement.
Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase for cash all of the outstanding Shares at a price per Share equal to the Offer Price on October 15, 2020. Unless extended pursuant to and in accordance with the terms of the Merger Agreement, the Offer will expire at midnight (New York City time) on November 12, 2020 the date that is twenty (20) business days (for this purpose determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Parent has formed Merger Sub solely for the purpose of engaging in the Offer, Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”). To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of Parent and Merger Sub is 2, avenue Charles de Gaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg and the telephone number at such principal office is +352 2088 1300.
The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov and this Schedule 14D-9 is also located on the SEC Filings page of the Company’s Investor Relations website.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between the Company, Parent and Merger Sub.
Merger Agreement
The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub and, solely with respect to certain sections, the Borrower, in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
A summary of the Merger Agreement is contained in Section 10 of the Offer to Purchase titled ‘‘Purpose of the Offer and Plans for AMAG; Transaction Documents — The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Parent and the Company entered into a confidentiality agreement dated as of May 29, 2020 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information the Company made available to Parent in connection with discussions concerning a possible transaction between the parties, will not be disclosed or used for any other purpose. The Confidentiality Agreement also includes a standstill provision with a term of one year that is subject to certain exceptions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
Parent and the Company entered into an exclusivity agreement, dated as of September 11, 2020 (the “Exclusivity Agreement”), pursuant to which the Company agreed not to, until 11:59pm EST on September 30, 2020, (a) (i) solicit, initiate, seek, entertain, or knowingly encourage the submission of any transaction proposal, (b) enter into any agreement, arrangement or understanding with respect to any transaction proposal, including any letter of intent, term sheet or other similar document relating to any such proposal; or (c) enter into or participate in any discussions or negotiations regarding, or furnish to any person or entity any non-public information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any transaction proposal. The summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement.
Support Agreements
Concurrent with the execution and delivery of the Merger Agreement, on October 1, 2020, each director and executive officer of the Company and certain affiliates of Caligan Partners, L.P. entered into support agreements (the “Support Agreements”) with Parent and Merger Sub, pursuant to which each such director, executive officer and significant stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Shares held by these directors, executive officers and significant stockholders represent, in the aggregate, approximately 10% (including equity awards held by directors and officers of the Company) of the Shares outstanding on the date of the Merger Agreement. This summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit 99.1 to the Company’s Form 8-K (File No. 001-10865) filed on October 1, 2020, and is incorporated herein by reference.
Limited Guarantee
On October 1, 2020, simultaneously with the execution of the Merger Agreement, the Apollo Funds provided the Company with a limited guarantee (the “Limited Guarantee”) pursuant to which each such fund, severally and not jointly, guarantees the payment and performance of Parent’s obligations to the Company with respect to (a) the payment of the Parent Termination Fee (as defined in the Merger Agreement), (b) certain reimbursement and indemnification obligations related to any Debt Offer (as defined in the Merger Agreement) and to the Debt Financing (as defined below), (c) the interest and enforcement expenses related to failure by Parent to pay the Parent Termination Fee (as defined in the Merger Agreement) at the time it becomes due and (d) the Company’s reasonable and documented out-of-pocket costs and expenses incurred in connection with a Legal Proceeding (as defined in the Merger Agreement) which results in a judgment against the Apollo Funds for enforcing the Limited Guarantee, in each case, subject to a maximum aggregate obligation of $32 million and the other terms and conditions of the Limited Guarantee as described in Section 11 of the Offer to Purchase titled ‘‘Sources and Amount of Funds — Equity Financing’’.
The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Equity and Debt Commitment Letters
Parent has obtained equity and debt financing commitments for the Transactions, the aggregate proceeds of which, together with Parent’s, Company’s and their respective subsidiaries’ available cash, will be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration and all related fees and expenses and to repay any of the Company’s existing indebtedness that does not remain outstanding. Parent has received an equity commitment letter, dated as of October 1, 2020 (the “Equity Commitment Letter”), from the Apollo Funds, pursuant to which the Apollo Funds have committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) up to an aggregate amount equal to $250 million, for the purposes of enabling (a) Parent to cause Merger Sub to accept for payment and pay for all Shares tendered pursuant to the Offer at the closing of the Offer (the “Offer Amount”) and (b) Parent to pay or cause the payment of the Merger Consideration to Company stockholders and holders of Company options, Company RSUs and Company PRSUs (the “Merger Amount”). With respect to the Offer Amount and the Merger Amount, the conditions with respect to the Apollo Funds’ funding obligation under the Equity Commitment Letter include: (a) the execution and delivery of the Merger Agreement by the Company, (b) the satisfaction or waiver by Merger Sub or Parent of the Offer Conditions, (c) the satisfaction or waiver by the Company, Merger Sub and Parent of all of the conditions set forth in Section 7 of the Merger Agreement, (d) the contemporaneous acceptance for payment by Merger Sub of all Shares validly tendered and not validly withdrawn pursuant to the Offer, and (e) the simultaneous closing of the Debt Financing pursuant to the terms of the Debt Commitment Letter.
The Apollo Funds’ funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (a) the funding of the aggregate amount of the Commitment (as defined in the Equity Commitment Letter), (b) a valid termination of the Merger Agreement in accordance with its terms, (c) the payment in full by the Apollo Funds of the Guaranteed Obligations (as defined in the Limited Guarantee) under the Limited Guarantee on the terms and subject to the conditions thereof and (d) the assertion by the Company or any of its affiliates of certain claims against any Apollo Fund and certain other related parties.
The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes of causing the Equity Financing to be funded, but only if (a) the Company is awarded specific performance pursuant to the Merger Agreement or (b) the Company is enforcing its rights to consent to certain matters as provided in the Equity Commitment Letter.
Parent intends to enter into an amended and restated credit facility with its existing lenders, pursuant to which the lenders will provide up to $460.0 million of incremental senior secured term loans, of which $140 million will be available to consummate the Offer and the Merger and $320 million will be available after the closing of the Merger in the form of delayed draw term loans to fund the repurchase, retirement or redemption of the Convertible Notes, and a $25 million incremental senior secured revolving loan facility, the proceeds of which are not expected to be used to consummate the Offer or the Merger, but which may be used by the Surviving Corporation, together with the Borrower’s existing $30 million revolving loan facility, for general corporate purposes after completion of the Transactions (the “Debt Financing”). In connection with the Debt Financing, Parent and its lenders have entered into a debt commitment letter, dated October 1, 2020 (the “Debt Commitment Letter”). The obligations of the lenders to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including the receipt of executed loan documentation, satisfaction of the conditions to, and consummation of, the Offer and Merger, contribution of the equity contemplated by the Equity Commitment Letter, and other customary closing conditions for financings of this type.
The foregoing summaries and descriptions of the Equity Commitment Letter and the Debt Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Equity Commitment Letter and the Debt Commitment Letter, which are filed as Exhibits (d)(2) and (b)(1), respectively, to the Schedule TO filed on October 15, 2020, and are incorporated herein by reference.
Beneficial Ownership of Common Stock
According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Parent, nor to the knowledge of Merger Sub and Parent, any of the persons listed in Schedule I of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Parent, beneficially owns any equity security of the Company, and neither Merger Sub nor Parent, nor, to the knowledge of Merger Sub and Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.
Arrangements with the Company’s Executive Officers and Directors.
In considering the recommendation of the Company Board set forth in the section titled “Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Company Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.
The Company’s current executive officers are as follows:
Name	Position
Scott Myers	President and Chief Executive Officer
Anthony Casciano	Executive Vice President, Chief Operating Officer
Brian Piekos	Chief Financial Officer and Executive Vice President, Finance
Kelly Schick	Senior Vice President, Chief Human Resources Officer and Head of Corporate Engagement
Joseph D. Vittiglio	Executive Vice President, General Counsel, Chief Business Officer and Corporate Secretary
Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 25, 2020, the executive officers and directors of the Company owned, in the aggregate, 3,694,077 Shares (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company RSUs and Company PRSUs).
The following table sets forth (1) the number of Shares beneficially owned as of September 25, 2020, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company RSUs and Company PRSUs) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $13.75 per share.
	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Scott Myers	—	—
Anthony Casciano	13,720	$188,650.00
Brian Piekos	12,616	$173,470.00
Kelly Schick	7,435	$102,231.25
Joseph D. Vittiglio	26,771	$368,101.25
Directors:
John A. Fallon, M.D.	27,093	$372,528.75
Paul Fonteyne	—	$0.00
David Johnson(1)	3,499,428	$48,117,135.00
Katherine O’Brien	8,680	$119,350.00
Anne M. Phillips, M.D., FRCP	8,680	$119,350.00
Gino Santini	31,204	$429,055.00
Davey S. Scoon	33,629	$462,398.75
James R. Sulat	24,821	$341,288.75
All directors and executive officers as a group	3,694,077	$50,793,558.75

(1)
Includes 3,499,428 shares of stock owned by Caligan Partners LP entities for which Caligan Partners LP serves as investment manager.

Effect of the Offer and the Merger on Company Compensatory Awards
Immediately prior to the Effective Time and consistent with the terms of the AMAG Pharmaceuticals, Inc. 2019 Equity Incentive Plan (the “2019 Plan”), the AMAG Pharmaceuticals, Inc. Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the Lumara Health Inc. Amended and Restated 2013 Incentive Compensation Plan (the “Lumara Plan”, and together with the 2019 Plan and the 2007 Plan, collectively, the “Company Equity Incentive Plans”), by virtue of the Merger Agreement and without any action on the part of the holders thereof, each Company option with an exercise price per Share that is less than the Offer Price (an “In-the-Money Company Option”), whether vested or unvested, that is outstanding and unexercised at such time will be cancelled and automatically converted into the right to receive for each Share underlying such Company option, an amount (without interest and subject to any applicable withholding tax) in cash equal to the excess of the Offer Price over the exercise price per Share of such Company option. In addition, immediately prior to the Effective Time, each Company option with an exercise price per Share that is greater than the Offer Price (an “Out-of-the Money Company Option”), whether vested or unvested, that is outstanding and unexercised at such time will be cancelled for no consideration.
Immediately prior to the Effective Time and consistent with the terms of the Company Equity Incentive Plans, by virtue of the Merger Agreement and without any action on the part of the holders thereof, each Company restricted stock unit award that is not subject to performance-based vesting as of immediately prior to the expiration of the Offer (“Company RSU”), whether vested or unvested, that is outstanding at such time will be cancelled and automatically converted into the right to receive for each Share underlying such award, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Offer Price.
Immediately prior to the Effective Time and consistent with the terms of the awards, by virtue of the Merger Agreement and without any action on the part of the holders thereof, each Company restricted stock unit award that is subject to performance-based vesting as of immediately prior to the expiration of the Offer (“Company PRSU”), whether vested or unvested, that is outstanding at such time will be cancelled and automatically converted into the right to receive for each Share underlying such award that would vest at the higher of (i) 100% target performance level, multiplied by a fraction, the numerator of which is the number of calendar days from the first day of award’s performance measurement period to the expiration of the Offer and the denominator of which is the number of days in the award’s performance measurement period, or (ii) the actual level of achievement of performance goals, calculated from the first day of the award’s performance measurement period through the end of the calendar month immediately preceding the expiration of the Offer, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Offer Price.
For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “Quantification of Payments Related to Company Compensatory Awards” below.
Arrangements with the Company’s Executive Officers
Severance and Change of Control Benefits
Pursuant to pre-existing employment agreements entered into with each of the Company’s executive officers, in the event that within one year following the date a change of control (or, in the case of Mr. Myers, the Company’s Chief Executive Officer, within two years following the date of a change of control) of the Company occurs, the Company or its successor terminates the employment of the Company’s executive officers other than for death, disability or cause, or he or she resigns for good reason (as each term is defined in the executive’s employment agreement), subject to the executive’s compliance with all his or her obligations under all agreements with the Company and execution of a general release of claims in a form acceptable to us or our successor, then the Company or its successor is obligated to provide the executive with the following post-termination benefits:
•
12 months of base salary (24 months for Mr. Myers), paid in equal installments over the severance period in accordance with our usual payroll schedule;

•
one times (2 times for Mr. Myers) target annual bonus amount for the year in which the change of control occurs, paid in a lump sum;

•
payment or reimbursement of the Company portion of premiums for continued health and dental benefits until the earlier of (a) 24 months following termination and (b) health and dental coverage being provided to the executive under another employer’s health and dental plans; and

•
full acceleration of vesting of any time-based unvested outstanding stock options, RSUs and other equity incentives that were granted before such change of control.

In addition, pursuant to the pre-existing executive employment agreements, in the event that, more than one year following the date a change of control (or, in the case of Mr. Myers, the Company’s Chief Executive Officer, more than two years following the date of a change of control) of the Company occurs, the Company or its successor terminates the employment of the Company’s executive officers, other than for death, disability or cause, or he or she resigns for good reason, subject to the executive’s compliance with all his or her obligations under all agreements with the Company and execution of a general release of claims in a form acceptable to the Company, then the Company or its successor is obligated to provide the executive with the following post-termination benefits:
•
An amount equal to 12 months (or 18 months in the case of Mr. Myers) of his or her then current base salary paid in equal installments over the severance period in accordance with our usual payroll schedule;

•
Acceleration of all time-based stock options and other time-based equity awards which would have vested if the named executive officer had been employed for an additional 12 months (or 18 months in the case of Mr. Myers) following the date of termination; and

•
Subject to the executive officer’s election of continuation of health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), an amount equal to what the Company would have paid to provide the executive with similar health coverage until the earlier of 12 months (or 18 months in the case of Mr. Myers) or the date the executive becomes reemployed or eligible for alternative health insurance.

The employment agreements of the Company’s executive officers also provide that, in the event of the death or permanent disability of the executive, all unvested equity awards then held by such executive shall become immediately vested in full. In addition, in the event of his or her death, the executive’s estate shall be eligible to receive a pro rata portion of his or her performance bonus for such year based upon the board of directors’ determination of progress against corporate performance objectives as of the time of such executive’s death.
To the extent that any severance or other compensation payment to any of our executive officers pursuant to an employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive with the highest amount on an after-tax basis. However, in the case of Mr. Myers, the Company has agreed to indemnify him from any adverse impact, tax, penalty or excise tax resulting from the Company’s attribution of a value to his non-competition obligations that is less than the product of (i) the greater of (A) the total compensation amount that would be required to be disclosed in the Summary Compensation Table for the year prior to the year of the change in control (or, if he was not employed by the Company during the year prior to the year of the change in control, the year of the change in control), or (B) an independent valuation of his non-competition obligations, multiplied by (ii) the duration of his non-competition obligations (“Post Change of Control Reasonable Compensation”), to the extent that use of a lesser amount results in a larger excise tax under Section 4999 of the Code than he would have been subject to had the Company attributed a value to the non-competition obligations that is at least equal to the Post Change of Control Reasonable Compensation amount.
Executive Retention
In 2019, the Company’s Compensation Committee (the “Compensation Committee”) recognized the need to incentivize and encourage key executives to remain employed with the Company to execute on various critical corporate goals, particularly in light of certain corporate challenges, including the recent activist campaign. As such, in October 2019, the Compensation Committee granted certain executive officers, a $200,000 cash retention award, with 25% payable if such individual is employed by the Company on November 30, 2019, 50% payable if such individual is employed by the Company on July 31, 2020 (the “Original July 2020 Payment”) and the remaining 25% payable if such individual is employed by the Company on January 31, 2021 (the “Original 2021 Payment”).
In the first fiscal quarter of 2020, in order to retain and further incentivize our management team, including to manage the results of the recommendation of the Advisory Committee regarding Makena and the sale of our women’s health business, the Compensation Committee modified the above executive retention. In addition, the Company has granted similar cash retention awards in order to retain and further incentivize certain employees.
In order to earn such retention awards, each executive must remain employed through the applicable date set forth below, provided, however that in the event that the executive is terminated prior to a Retention Date by the Company without cause (or, for payments due on January 31, 2021 or July 31, 2021, the executive resigns for good reason), the executive shall also be entitled to receive the retention payment payable upon December 31, 2020, January 31, 2021 and March 1, 2021 subject to the executive’s execution and non-revocation of a release of claims in favor of the Company and continued compliance with all obligations under all agreements or arrangements between the executive and the Company. In addition, under the terms of the Merger Agreement, in the event any of Messrs. Casciano and Vittiglio and Ms. Schick are terminated without cause prior to January 31, 2021, in addition to the retention payment payable upon January 31, 2021 and, in the case of Ms. Schick, December 31, 2020, each will be entitled to receive the retention payment that would have been payable on July 31, 2021, subject to the executive’s execution and non-revocation of a release of claims in favor of the Company and continued compliance with all obligations under all agreements or arrangements between the executive and the Company (and payable at the later of 60 days after the execution and non-revocation of a release of claims or the last day of any applicable noncompetition period). The amounts payable to each of our executive officers pursuant to outstanding retention awards is set forth below.
	Payment Date
	December 31, 2020	January 31, 2021	March 1, 2021	July 31, 2021
Name
Kelly Schick	$50,000	$170,000		$70,000
Tony Casciano		$315,000		$165,000
Joe Vittiglio		$260,000		$110,000
Brian Piekos			$50,000
The July 31, 2021 payments above are not payable until the end of the non-competition period for each applicable executive listed above.
Treatment of 2020 Bonus
In the event an employee’s employment (including any executive officer) is terminated without cause following the Effective Time and prior to the date the 2020 annual bonus would be paid in the ordinary course, such executive officer shall be entitled to receive his or her target annual bonus for 2020, assuming a 90% payout, prorated (if applicable) for any partial period of employment during 2020. The estimated amount of each executive’s 2020 annual bonus, assuming a 90% payout and that the executive’s employment is terminated without cause on November 15, 2020, is set forth below.
Name	Estimated 2020 Annual Bonus
Scott Myers(1)	$278,023
Anthony Casciano	$167,671
Brian Piekos	$141,197
Kelly Schick	$109,820
Joseph D. Vittiglio	$167,175

(1)
Consistent with the terms of Mr. Myers’ current employment agreement, the amount set forth as his estimated 2020 annual bonus has also been prorated based on the date that he commenced employment with the Company.

Quantification of Payments Related to Company Compensatory Awards
Immediately prior to the Effective Time, subject to the Merger Agreement, each Company option, Company RSU and Company PRSU, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section entitled “Effect of the Offer and the Merger on Company Compensatory Awards.” The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of September 25, 2020 that will be cancelled in exchange for a cash payment in connection with the Merger. The Out-of-the-Money Company Options held by each of the executive officers and directors have been excluded from the table below because they will be cancelled for no consideration immediately prior to the Effective Time. In addition, the following table assumes that no Company options will be exercised, no Company RSUs or Company PRSUs will vest and be settled, and no dividends will be paid with respect to Shares between September 25, 2020 and the closing of the Transactions. For Company options, the estimated aggregate amounts set forth below are based on the Offer Price of $13.75 per Share, net of the applicable exercise price, multiplied by the total number of shares of common stock subject to each applicable award. For Company RSUs, the estimated aggregate amounts set forth below are based on the Offer Price of $13.75 per Share, multiplied by the total number of Shares subject to each applicable award (or, for Company PRSUs, the estimated number of shares set forth below that would vest under the criteria described above in the section entitled “Effect of the Offer and the Merger on Company Compensatory Awards”). Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.
	Vested In-the-Money Company Options			Unvested In-the-Money Company Options			Company RSUs		Company PRSUs
	Shares of Common Stock Underlying Vested Company Stock Options	Weighted Average Exercise Price	Aggregate Vested Company Stock Option Payment (1)	Shares of Common Stock Underlying Unvested Company Stock Options	Weighted Average Exercise Price	Aggregate Unvested Company Stock Option Payment (1)	Number of Company RSUs	Aggregate Company RSUs Payment (2)	Number of Company PRSUs estimated to vest	Aggregate Company PRSUs Payment (3)	Total Equity Award Consideration
Executive Officers
Scott Myers	—	—	—	1,000,000	$8.20	$5,550,000	—	—	—	—	$5,550,000
Anthony Casciano	7,812	$13.03	$5,625	57,188	$9.00	$271,575	44,084	$606,155	16,230	$223,163	$1,106,518
Brian Piekos	—	—	—	—	—	—	18,922	$260,178	—	—	$260,178
Kelly Schick	—	—	—	17,000	$7.27	$110,160	20,720	$284,900	—	—	$395,060
Joseph D. Vittiglio	—	—	—	35,000	$7.27	$226,800	42,335	$582,106	20,040	$275,550	$1,084,456
Directors
John A. Fallon, M.D.	22,648	$10.25	$79,292	15,967	$8.52	$83,507	10,269	$141,199	—	—	$303,998
Paul Fonteyne	17,523	$10.65	$54,310	19,218	$9.04	$90,562	14,676	$201,795	—	—	$346,667
David Johnson	17,523	$10.65	$54,310	19,218	$9.04	$90,562	14,676	$201,795	—	—	$346,667
Katherine O’Brien	28,097	$10.77	$83,815	17,718	$8.95	$84,961	10,269	$141,199	—	—	$309,974
Anne M. Phillips, M.D., FRCP	28,097	$10.77	$83,815	17,718	$8.95	$84,961	10,269	$141,199	—	—	$309,974
Gino Santini	26,448	$10.69	$81,002	15,967	$8.52	$83,507	10,269	$141,199	—	—	$305,708
Davey S. Scoon	26,448	$10.69	$81,002	15,967	$8.52	$83,507	10,269	$141,199	—	—	$305,708
James R. Sulat	22,648	$10.25	$79,292	15,967	$8.52	$83,507	10,269	$141,199	—	—	$303,998

(1)
To estimate the value of payments for vested or unvested Company stock options, as applicable, (a) the aggregate number of Shares subject to the Company stock options was multiplied by (b) the Offer Price, less their applicable exercise prices.

(2)
To estimate the value of payments for Company RSUs, the aggregate number of shares subject to the Company RSUs was multiplied by the Offer Price.

(3)
To estimate the value of payments for Company PRSUs, the Company has assumed that (i) performance criteria for PRSUs granted on March 2, 2018 will be achieved at 96 percent of target level, and (ii) performance criteria for PRSUs granted on February 25, 2019 will be achieved at 87 percent of target level, in each case calculated from the first day of the award’s performance measurement period through the end of the calendar month immediately preceding the expiration of the Offer. Based on such assumptions, to estimated value of payments for such PRSUs, the aggregate number of shares subject to the Company PRSUs that are estimated to vest was multiplied by the Offer Price.

Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Scott Myers, William Heiden, Brian Piekos, Edward Myles, Anthony Casciano, Julie Krop, M.D., and Joseph Vittiglio. Each of William Heiden, Edward Myles and Julie Krop M.D. are no longer employed with the Company, will not receive any payments or benefits based on or otherwise related to the Merger, and therefore do not have any “golden parachute” compensation and have been omitted from the table below. The table below assumes that (a) the Effective Time occurs on November 15, 2020, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $13.75 (the Offer Price), (d) a qualifying termination of each named executive officer’s employment (i.e., a termination other than for death, disability or cause, or with good reason) occurs immediately following the Effective Time in a manner entitling the named executive officers to receive the severance benefits described in the section above titled “Arrangements with the Company’s Executive Officers”, other than accrued but unpaid obligations, (e) no named executive officer receives any additional equity grants, no Company stock options will be exercised, no Company restricted stock units will vest and be settled after September 25, 2020, and no dividends will be paid with respect to shares of common stock on or prior to the Effective Time, (f) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “Arrangements with the Company’s Executive Officers”, and (g) no withholding taxes are applicable to any of the payments or benefits, (h) no payments are delayed due to Section 409A of the Code. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, after September 25, 2020 and on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.
Potential Change in Control Payments to Named Executive Officers
Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total(4)
Scott Myers	$2,903,023	$5,550,000	$25,631	$8,478,654
Brian Piekos	$771,197	$260,178	$65,042	$1,096,417
Anthony Casciano	$1,336,421	$1,100,893	$65,042	$2,502,356
Joseph Vittiglio	$1,223,888	$1,084,456	$65,042	$2,373,386

(1)
The amounts shown above reflect the sum of: (i) 12 months of base salary (or 24 months in the case of Mr. Myers), paid in equal installments over the severance period in accordance with our usual payroll schedule; (ii) one times (or two times in the case of Mr. Myers) target annual bonus amount for the year in which the change of control occurs, paid in a lump sum; (iii) the executive’s 2020 annual bonus, pro-rated for a partial period of employment during 2020, and (iv) the executive retention awards described in the section titled “Arrangements with the Company’s Executive Officers” above. Further, the calculations in the table are based on each named executive officer’s annual base salary in effect on September 25, 2020 ($750,000 for Mr. Myers, $400,000 for Mr. Piekos, $475,000 for Mr. Casciano and $473,595 for Mr. Vittiglio) and each named executive officer’s target annual bonus in effect on September 25, 2020 (an amount equal to 75% of annual base salary for Mr. Myers and 45% of annual base salary for each other named executive officer). Such severance arrangements constitute “double trigger” arrangements.
(2)
Represents the value of accelerated vesting of restricted stock units and stock options held by the named executive officers as of September 25, 2020. As described in the section titled “Effect of the Offer and the Merger on Company Compensatory Awards” above, the vesting of all outstanding equity awards, including those held by our named executive officers, are being accelerated and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement at the Effective Time, regardless of whether our named executive officers are terminated following the Effective Time. This constitutes a “single trigger” arrangement.

(3)
Pursuant to each named executive officer’s employment agreement, in the event that the named executive officer is entitled to the cash severance benefits described in note (1) above, he will also be entitled to continued payment or reimbursement of the company portion of premiums for continued health and dental benefits until the earlier of (a) 24 months following termination and (b) health and dental coverage being provided to the executive under another employer’s health and dental plans. Payment of these benefits are “double trigger” arrangements.

(4)
Pursuant to each named executive officer’s employment agreement, if payments and benefits payable to a named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be cut back to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving full payment of such amounts. In addition, Mr. Myers may be entitled to indemnification for a portion of such excise taxes imposed by Section 4999 of the Code, as described in the section titled “Arrangements with the Company’s Executive Officers” above. The effects of Sections 280G and 4999 of the Code, and any related cut-backs or indemnification provisions, are not reflected in the values disclosed in this table.

Executive Officer and Director Arrangements Following the Merger
Pursuant to the Merger Agreement, Parent has agreed that for a period of not less than twelve months after the completion of the Merger, Parent will provide, or cause the Company to provide, to each employee of the Company, including each of our executive officers (“Continuing Employees”), (i) base salary or base hourly wage rate (as applicable), no less favorable than those provided to each such Continuing Employee immediately prior to the Effective Time, (ii) cash target bonus and in the case of field-based employees only, cash target incentive compensation opportunities (excluding retention, change in control and equity-based compensation), that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time, and (iii) retirement and welfare benefits, with certain exceptions, that are substantially comparable in the aggregate to (A) those provided to Continuing Employees immediately prior to the Effective Time or (B) those provided to employees of Parent or its subsidiaries, as determined by Parent in its sole discretion.
The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting, eligibility to participate, and benefit accrual under the employee benefit plans of Parent and its subsidiaries.
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s directors or executive officers in the future.

Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation as follows.
For a period of six years after the acceptance time of the Offer (the “Acceptance Time”), the Surviving Corporation will:
•
indemnify and hold harmless each individual who at the Acceptance Time is, or at any time prior to the Acceptance Time was, a director or officer of the Company or of a subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which will be advanced as they are incurred; provided that, if required by applicable law, the Indemnified Party will have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under the Merger Agreement, such undertaking to be unsecured, interest-free and made without reference to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Acceptance Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of the indemnification provision of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•
fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between the Company and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company certificate of incorporation or company bylaws as in effect as of the date of the Merger Agreement.

For six years after the Acceptance Time, Parent will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors or omissions occurring on or before the Acceptance Time, including in respect of the Transactions, covering each such person currently covered by the Company’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; provided, however, that in satisfying its obligation under the Merger Agreement, neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the amount the Company paid in its last full fiscal year prior to the date of the Merger Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent shall, and will cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.
To satisfy the obligations above, prior to the Acceptance Time, the Company may obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from acts, errors or omissions that occurred on or before the Acceptance Time, including in respect of the Transactions. However, the amount paid for such prepaid policies may not exceed 300% of the Current Premium.
Possible Post-Transaction Employment of Executive Officers
While, as of the date of this Schedule 14D-9, none of the Company’s directors or executive officers has entered into any agreement or arrangement with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s directors or executive officers in the future. Neither the Offer nor the Merger is conditioned upon any director or executive officer entering into any such agreement or arrangement.
Section 16 Matters
Pursuant to the Merger Agreement, the Company will be permitted to take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (including any Company compensatory awards) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.
Item 4.   The Solicitation or Recommendation.
Recommendation of the Board.
The Company Board reviewed the terms and conditions of the Offer and the Merger with the assistance of AMAG’s management and legal and financial advisors and, on October 1, 2020, the Company Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the merger agreement, including the Offer and the Merger, are in the best interests of AMAG and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL and (4) resolved to recommend that the AMAG stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer.
Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.
In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Reasons for the Recommendation of the Company Board” below.
Background of the Transactions; Reasons for the Recommendation of the Company Board.
Background of the Transactions
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, the Transaction Committee, members of our management or the representatives of AMAG and other parties. During the period of time leading up to the signing of the merger agreement, the Company Board and the Transaction Committee held various meetings, including portions that were held in executive session without members of senior management or Goldman Sachs present.
AMAG is a commercial-stage biopharmaceutical company focused on bringing innovative products to patients with unmet medical needs. We do this by leveraging our development and commercial expertise to invest in and grow pharmaceutical products across a range of therapeutic areas. We are marketing products that support the health of patients in the areas of hematology and maternal health, including Feraheme® (ferumoxytol injection) for intravenous use and Makena® (hydroxyprogesterone caproate injection) auto-injector. In addition to our approved products, our portfolio includes two product candidates, ciraparantag, which is being developed as an anticoagulant reversal agent and AMAG-423 (digoxin immune fab (ovine)), which is being developed for the treatment of severe preeclampsia (although we stopped the AMAG-423 Phase 2b/3a study in July 2020 following an interim analysis of the data collected to date).
Our management and the Company Board regularly review our performance and prospects in light of our business and developments in the biotechnology and pharmaceutical industries. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions. In January 2020, we announced that we had recently completed a review of our product portfolio and strategy, and had engaged Goldman Sachs and Co., LLC (“Goldman Sachs”) as our financial advisor to assist us in such review, with the objective of driving near- and long-term profitability and enhancing stockholder value. The Company Board engaged Goldman Sachs as a financial advisor given its expertise and experience in the life sciences industry with a wide variety of transactions, and because of the familiarity of Goldman Sachs with AMAG and our business, including in light of the work they had provided to AMAG during the consent solicitation by and related settlement agreement with Caligan Partners, L.P. This strategic review resulted in AMAG’s pursuing and accomplishing the divestiture of our women’s health assets, and other efforts to streamline and strengthen the core AMAG business.
In December 2019, Covis approached AMAG indicating that it was interested in acquiring the global rights to Feraheme. Given that we were anticipating undertaking an exploration of a potential sale of our women’s health assets, we communicated that we would not be considering a sale of Feraheme at that time.
Beginning in January 2020, we entered into discussions with numerous third-parties who were potentially interested in acquiring all or some of our women’s health assets.
On February 6, 2020, the Apollo Funds announced that it had entered into a definitive agreement to acquire Covis from an affiliate of Cerberus Capital Management, L.P.
Throughout February, March and April, AMAG focused on the divestiture of its women’s health business.
On April 6, 2020, Alexander Mironov, Covis’ chief business officer, contacted Mr. Santini to express Covis’ interest in AMAG, and indicating that Covis intended to send an offer letter related to the acquisition of AMAG the following week. On April 7, 2020, Covis sent Mr. Santini a non-binding letter of interest (the “April Proposal”) to acquire all of AMAG’s outstanding shares of common stock, on a fully-diluted basis, for cash at a price per share of $11.00, and indicating that Covis would require a limited period of exclusivity as a prerequisite to Covis’ committing substantial resources to engage in due diligence and negotiate definitive documentation.
On April 8, 2020, the Board held a web meeting, at which representatives of Goodwin Procter LLP (“Goodwin”), our outside counsel, were present. At the meeting, Mr. Santini updated the Company Board regarding his discussions with Mr. Mironov, and reported on the details of the April Proposal. Also at this meeting, Goodwin reviewed with the members of the Company Board their fiduciary duties in the context of an unsolicited offer to acquire the Company. The Company Board considered the April Proposal in light of the other ongoing activities at AMAG, including the potential divestiture of the women’s health assets, the search for a successor chief executive officer and other business development and cost reduction activities, and determined that it would be in our stockholders best interests to continue to focus on these ongoing activities. The Company Board also determined to instruct management to update AMAG’s long-range plan in order for Goldman Sachs to conduct preliminary financial analyses on management’s forecasts. The Company Board authorized Mr. Santini to communicate to Mr. Mironov that AMAG would be focusing on the divestiture of the women’s health assets over the next couple of weeks, but that the Company Board would consider the April Proposal thereafter, and on April 9, 2020, Mr. Santini communicated such message in a telephone conversation with Mr. Mironov.
Throughout April 2020, AMAG continued to focus on the divestiture of the women’s health assets, the search for a successor chief executive officer and other business development and cost reduction activities, and on April 24, 2020, the Company Board held a web meeting, with members of senior management and representatives of Goldman Sachs and Goodwin present, to update the Company Board on such activities, and to approve the appointment of Scott Myers as our new chief executive officer and member of the

Company Board. Also at this meeting, management discussed with the Company Board the preliminary forecasts related to AMAG’s future financial performance, as prepared by management, including the underlying assumptions and the methodology utilized to prepare the forecasts and inputs that would require updating in light of recent and expected changes in the business, including potential divestiture of Vyleesi and discontinuance of AMAG-423. The Company Board also continued its consideration of the April Proposal at this meeting and authorized Mr. Santini to communicate to Mr. Mironov that the Company Board would remain focused on the divestiture of the women’s health assets and onboarding Mr. Myers over the next several weeks, but that it would thereafter consider the April Proposal and whether to pursue discussions regarding a company sale, which message was communicated on April 25, 2020, by telephone from Mr. Santini to Mr. Mironov following the Company Board meeting.
On April 28, 2020, AMAG announced the appointment of Mr. Myers as our chief executive officer and as a member of the Company Board.
For the next several weeks, AMAG continued to focus on the divestiture of the women’s health assets and other business development and cost reduction activities.
On May 19, 2020, the Company Board held a regularly scheduled web meeting, with members of senior management and representatives of Goldman Sachs and Goodwin present. At this meeting, management and Goldman Sachs updated the Company Board on the progress of the divestiture of the women’s health assets and other business development and cost reduction activities, and the Company Board continued its consideration of the April Proposal and a potential sale of the Company. Also at this meeting, management continued its discussion with and received feedback from the Company Board regarding the preliminary forecasts related to AMAG’s future financial performance, as prepared by management, including the underlying assumptions and the methodology utilized to prepare the forecasts and including inputs that would require updating in light of recent and expected changes in the business, including the potential divestiture of Vyleesi and discontinuance of AMAG-423 study. At this meeting, representatives of Goodwin reviewed the Company Board’s fiduciary duties, including in the context of an unsolicited offer to acquire the Company. The Company Board noted that it would be amenable to AMAG’s entering into a customary confidentiality agreement with a standstill with Covis in order to further discussions about a potential sale, including to provide Covis with information that could give Covis a basis to improve its offer price, noting that the April Proposal was inadequate. The Company Board authorized Mr. Santini to continue discussions with Covis on the bases discussed at this meeting.
On May 21, 2020, Mr. Santini participated in a telephone conference call with Mr. Mironov and Covis’s chief executive officer, Michael Porter, indicating that the $11.00 per share offer price proposed in the April Proposal was inadequate, but that the Company Board was willing to engage in preliminary discussions and share limited confidential information in order for Covis to improve its offer for the Company Board’s consideration.
On May 21, 2020, we announced the sale of our rights to Intrarosa® (prasterone) to Millicent Pharma Limited.
Over the next several days, Goodwin and outside counsel to Covis negotiated the terms of a confidentiality agreement, which was executed by AMAG and Covis on May 29, 2020. The confidentiality agreement included a year-long standstill provision that prohibited Covis from offering to acquire or acquiring AMAG, and from taking certain other actions, including soliciting proxies, without AMAG’s prior written consent, although Covis was permitted to make confidential proposals to the Company Board. Upon execution of the confidentiality agreement, AMAG provided Covis with certain limited business and financial information in response to Covis’ due diligence requests.
On June 4, 2020, representatives of Goldman Sachs delivered a new relationship disclosure letter to the Company Board providing information regarding certain of Goldman Sachs’s relationships with the Apollo Funds, Covis’ new significant shareholder. Given that Goldman Sachs agreed that it would not be representing any parties affiliated with Covis or Apollo Funds in connection with the potential sale of AMAG, the Company Board did not view such relationships as a conflict of interest.
On June 9, 2020, the Company Board held a web meeting with members of senior management and representatives of Goldman Sachs and Goodwin present. Representatives from Goodwin reviewed with the

Company Board their fiduciary duties in the context of a possible sale of the Company. Also at this meeting, management discussed with the Company Board the preliminary forecasts related to AMAG’s future financial performance, as prepared by management, including the underlying assumptions and the methodology utilized to prepare the forecasts (the “Management Projections”). See the heading titled “Certain Prospective Financial Information” for further information regarding the Management Projections. Following discussion of these matters, the Company Board approved the Management Projections for use by Goldman Sachs in its financial analyses. The participants at the meeting also discussed the ongoing work to divest our rights to develop and commercialize Vyleesi® (bremelanotide) (“Vyleesi”) and other business development and cost reduction activities. The Company Board also discussed the various risks facing the business, including risks to AMAG’s commercial and development-stage products, and the upcoming maturity of the $320 million aggregate principal amount of 3.25% senior unsecured convertible notes due 2022 issued by the Company pursuant to the Indenture. The Company Board also discussed process and timing considerations for discussions with Covis and the potential exploration of a sale of the Company, including whether to contact other third parties regarding their interest in a potential acquisition of AMAG. The Company Board also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential sale transaction and the impact of a leak on our business, including our partners and employees, noting that employees were particularly strained given all of the business development and cost reduction initiatives that were underway. The Company Board authorized management and its advisors to continue preliminary discussions and due diligence with Covis, and requested that Goldman Sachs propose a list of potential third parties who might be interested in a potential acquisition of AMAG.
Over the next several weeks, Covis continued to conduct business and financial due diligence on, and engage in discussions with, AMAG and on or about June 19, 2020, Covis was granted access to our virtual data room.
On July 13, 2020, Covis sent Mr. Myers a non-binding letter of interest (the “July 13 Proposal”) to acquire all of AMAG’s outstanding shares of common stock, on a fully-diluted basis, for cash at a price per share of $11.50 at closing, and the potential for additional cash payments (the “CVRs”) of up to an aggregate of $1.50 per share, if certain sales and regulatory milestones were achieved. The July 13 Proposal, like the April Proposal, indicated that Covis would require a limited period of exclusivity given the substantial resources it would need to commit to engage in due diligence and negotiate definitive documentation. Following receipt of the letter, Mr. Myers informed each of the other members of the Company Board of the July 13 Proposal.
On July 14, 2020, the Company Board held a web meeting, at which members of senior management and representatives of Goldman Sachs and Goodwin were present for portions. At the meeting, the participants discussed the July 13 Proposal, including the CVR component and the risks associated with and recent market data for CVRs. Representatives from Goodwin reviewed with the members of the Company Board their fiduciary duties in the context of an unsolicited offer to acquire the Company. Representatives from Goldman Sachs reviewed preliminary financial analyses related to the July 13 Proposal. Representatives from Goldman Sachs also discussed with the Company Board AMAG’s prospects on a stand-alone basis and certain process considerations. Goldman Sachs discussed alternatives and strategies for reaching out to potential third parties who might be interested in and have the financial means to undertake a potential acquisition of AMAG. The participants at the meeting also discussed the ongoing work to divest AMAG’s rights to develop and commercialize Vyleesi and other business development and cost reduction activities. The Company Board discussed AMAG’s prospects generally and, in particular, the various risks facing the business, including risks to AMAG’s commercial and development-stage products, and the upcoming maturity of the Convertible Notes. The Company Board also discussed the continued importance of maintaining the confidentiality of a process involving the exploration of a potential sale transaction and the impact of a leak on our business, including our partners and employees. Following discussion, the Company Board determined that the July 13 Proposal, including the at-risk nature of the CVRs, did not provide a sufficient basis for AMAG to engage in more fulsome due diligence, discussions and negotiations with Covis, but that the Company Board was comfortable with management and Goldman Sachs continuing to provide Covis with the opportunity to conduct limited due diligence to provide Covis with a basis to increase its offer. The Company Board also authorized Goldman Sachs to reach out to the limited number of potential parties who might be interested in and have the financial means to undertake an acquisition of AMAG, which consisted of eight global life sciences companies. In executive session, the Company Board discussed and approved the formation of a transaction committee (the “Transaction Committee”) to oversee the negotiations with Covis and other potential third parties who might be interested in a potential acquisition of AMAG, and to review any other strategic opportunities that may be presented to us, and to make a recommendation to the full Company Board as to the advisability of pursuing any such opportunities. Company Board members Paul Fonteyne, David Johnson, Mr. Santini, Davey Scoon and James Sulat were appointed as members of the Transaction Committee. Throughout the Transaction Committee’s evaluation of a potential sale of AMAG, the Transaction Committee met frequently via telephone calls and over the internet for formal meetings, and its members were also in regular informal communication with its advisors and with each other.
Between July 14 and July 27, 2020, Goldman Sachs reached out to the eight identified potentially interested parties. During this time, all but two of such parties confirmed they had no interest in pursuing an acquisition of AMAG.
On July 23, 2020, we announced that we entered into an exclusive licensing agreement with Norgine B.V. to develop and commercialize ciraparantag in Europe, Australia and New Zealand.
On July 23, 2020, after conducting additional business and financial due diligence, Covis sent Mr. Myers a revised non-binding letter of interest (the “July 23 Proposal”) to acquire all of AMAG’s outstanding shares of common stock, on a fully-diluted basis, for cash at a price per share of $13.00, and indicating Covis would require a six-week period of exclusivity given the substantial resources it would need to commit to engage in due diligence and negotiate definitive documentation. Following receipt, Mr. Myers informed the members of the Company Board, including the members of the Transaction Committee, of the July 23 Proposal.
On July 27, 2020, the Transaction Committee held a web meeting with members of senior management and representatives of Goldman Sachs and Goodwin present. A representative of Goodwin reviewed with the members of the Transaction Committee their fiduciary duties in connection with a potential sale of the Company. Representatives from Goldman Sachs reviewed preliminary financial analyses related to the July 23 Proposal. Representatives from Goldman Sachs also discussed with the Transaction Committee AMAG’s prospects on a stand-alone basis and certain process considerations. The Transaction Committee discussed AMAG’s prospects generally and, in particular, the various risks facing the business, including risks to AMAG’s commercial and development-stage products, and the upcoming maturity of the Convertible Notes. The Transaction Committee discussed the July 23 Proposal, including to note that, with the elimination of the CVRs and the increased offer price, the July 23 Proposal offered more, and certain, value for AMAG’s stockholders. Following discussion, the Transaction Committee determined that the July 23 Proposal did not provide a sufficient basis for AMAG to engage in exclusive negotiations with Covis, but the Transaction Committee was amenable, and authorized management and AMAG’s advisors, to provide Covis with access to more in-depth business, financial and legal due diligence in order to provide Covis with a basis to increase its offer. The Transaction Committee also authorized Goldman Sachs to continue discussions with the two potentially interested parties who continued to evaluate the opportunity.
Also on July 27, 2020, we announced the termination of our license agreement with Palatin Technologies, Inc. and the return of our rights to develop and commercialize Vyleesi® (bremelanotide injection).
Over the course of the next several weeks, Covis continued to undertake business, financial and legal due diligence on, and continued discussions with, AMAG, including discussions between Mr. Myers and Mr. Porter. During this time, at the direction of certain members of the Transaction Committee, Goldman Sachs contacted eight additional parties who might have an interest in pursuing an acquisition of AMAG. All of the 16 parties contacted by Goldman Sachs declined to pursue an opportunity with AMAG. None of the 16 parties who were contacted entered into a confidentiality agreement with AMAG.
On August 4, 2020 and August 20, 2020, the Transaction Committee held web meetings at which members of senior management and representatives of Goldman Sachs and Goodwin were present and provided the Transaction Committee with an update on the discussions with Covis. At the August 20, 2020 update meeting, the Transaction Committee authorized Goldman Sachs to deliver a draft merger agreement, which Goodwin had prepared, to Covis and to request that Covis submit a refreshed offer letter by the end of the month. On August 24, 2020, Goldman Sachs communicated this message to Covis and provided Covis with the draft merger agreement. The draft merger agreement included customary terms and conditions for such an agreement including, among other things, for (1) the transaction to be structured as a cash tender offer followed immediately by a back-end merger, (2) exceptions to the definition of “Company Material Adverse Effect”, which generally defines the standard for closing risk, including for regulatory and litigation matters related to our products and product candidates, (3) the obligation of the buyer to obtain all antitrust approvals, (4) our ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, (5) our ability to accept a superior proposal after providing the buyer with a right to match such proposal and (6) a termination fee equal to 2.5% of the equity value of the transaction.
From August 24, 2020 through August 30, 2020, Covis continued its due diligence efforts and members of senior management and representatives of Goldman Sachs had various discussions with representatives of Covis to facilitate such efforts.
On September 1, 2020, Covis sent Mr. Myers a revised non-binding letter of interest (the “September 1 Proposal”) to acquire all of AMAG’s outstanding shares of common stock, on a fully-diluted basis, for cash at a price per share of $13.00, and indicating Covis would require a period of exclusivity until September 30, 2020, given the substantial additional resources it would need to commit to engage in confirmatory due diligence and negotiate definitive documentation.
On September 2, 2020, the Company Board held a web meeting at which members of senior management and representatives of Goldman Sachs and Goodwin were present. At the meeting, the participants discussed the September 1 Proposal. Representatives from Goodwin reviewed with the members of the Company Board their fiduciary duties in the context of a potential sale of the Company for cash. Representatives from Goldman Sachs reviewed preliminary financial analyses related to the September 1 Proposal. Goldman Sachs also reported that all of the 16 parties contacted by Goldman Sachs declined to pursue a potential sale of AMAG. The Company Board discussed AMAG’s prospects generally and, in particular, the various risks facing the business, including to AMAG’s commercial and development-stage products, and the upcoming maturity of the Convertible Notes. The Company Board also discussed the request for exclusivity and the risks involved in a protracted process with Covis, including the risks of leaks and the distraction from the business. After discussion, the Company Board determined that it would be inappropriate to grant Covis exclusivity at an offer price of $13.00; however, the Company Board did authorize senior management and its advisors to permit Covis to complete its outstanding due diligence investigations so as to provide Covis with a basis to increase its offer. The Company Board also instructed Mr. Myers and Goldman Sachs to communicate to Covis that $13.00 was inadequate and that Covis would need to increase its offer before the Company Board would consider exclusivity. The Company Board also instructed Mr. Myers and Goldman Sachs to communicate to Covis the importance of completing due diligence and providing an increased offer as quickly as possible in light of the risks of a protracted process on the Company. Mr. Myers and Goldman Sachs delivered such messages following the Company Board meeting.
Between September 2, 2020 and September 8, 2020, Covis continued its due diligence efforts and members of senior management and representatives of Goldman Sachs had various discussions with representatives of Covis to facilitate such efforts.
On September 9, 2020, as previewed in a telephone call between Mr. Myers and Mr. Porter on or about September 8, 2020, Covis sent Mr. Myers a revised non-binding letter of interest (the “September 9 Proposal”) to acquire all of AMAG’s outstanding shares of common stock, on a fully-diluted basis, for cash at a price per share of $13.75, and indicating Covis would require a period of exclusivity until September 30, 2020, given the substantial additional resources it would need to commit to engage in confirmatory due diligence and negotiate definitive documentation and also indicating that this September 9 Proposal represented Covis’ best and final offer, which best and final characterization was confirmed orally by representatives of Covis to both Mr. Myers and Goldman Sachs. Following receipt, Mr. Myers informed the members of the Company Board, including the members of the Transaction Committee, of the September 9 Proposal.
On September 11, 2020, the Company Board held a regularly scheduled web meeting at which members of senior management and representatives of Goldman Sachs and Goodwin were present. At the meeting, the participants discussed the September 9 Proposal. Representatives from Goodwin reviewed with the members of the Company Board their fiduciary duties in the context of a potential sale of the Company for cash. Representatives from Goldman Sachs reviewed preliminary financial analyses related to the September 9 Proposal. Goldman Sachs also reported that all of the 16 parties contacted by Goldman Sachs declined to pursue a potential sale of AMAG. The Company Board discussed AMAG’s prospects generally and, in particular, the various risks facing the business, including to AMAG’s commercial and development-stage products, and the upcoming maturity of the Convertible Notes. The Company Board also discussed the request for exclusivity and the characterization of the September 9 Proposal as Covis’ best and final offer and, in light of the significant risks facing AMAG on a standalone basis and the risk that Covis may decline to engage if AMAG were to decline to enter into exclusive negotiations with Covis, and given the limited duration of the exclusivity request, the increased offer price and the certain value the September 9 Proposal would provide to AMAG’s stockholders, the Company Board authorized management and its advisors to negotiate an exclusivity agreement with Covis, to expire on September 30, 2020, and to continue discussions, negotiations and confirmatory due diligence with Covis on an exclusive basis.
On September 11, 2020, AMAG and Covis entered into an exclusivity agreement providing for an exclusive period of negotiations until September 30, 2020.
On September 16, 2020, Paul Weiss provided Goodwin with a revised draft of the merger agreement, which included proposed changes to the definition of “Company Material Adverse Effect” and a termination fee equal to 3.5% of equity value.
On September 20, 2020, Goodwin provided Paul Weiss with a revised draft of the merger agreement, which included further revisions to the definition of “Company Material Adverse Effect” and a termination fee equal to 3.25% of equity value.
On September 24, 2020, Paul Weiss provided Goodwin with a revised draft of the merger agreement, which included provisions related to Covis’ debt financing, including the inclusion of a termination fee representing 5.5% of equity value, payable to AMAG by Covis in certain circumstances, including if AMAG were to terminate the merger agreement because Covis’ debt financing was unable to fund at the closing of the transaction and specific performance was not a viable remedy (the “Reverse Termination Fee”).
From September 11 to September 29, 2020, Goldman Sachs and management facilitated Covis’ final confirmatory due diligence items and the parties and their respective legal counsel engaged in various telephonic discussions to negotiate the unresolved issues in the merger agreement and other transaction documents, including a tender and support agreement for certain of AMAG’s stockholders, including its directors and executive officers, which had been requested by Covis during such discussions, and agreement on the post-closing treatment of certain compensation and benefit arrangements for AMAG’s employees, including certain members of the management team.
On September 29, 2020, the Company Board held a web meeting at which representatives of Goldman Sachs and Goodwin Procter were present. At this meeting, AMAG’s advisors reported to the Company Board on the progress they had made in discussions and negotiations with Covis, including that the parties had come to agreement on the material terms in the merger agreement and other transaction documents, including a reverse termination fee representing 6.0% of equity value, but noting that Covis’ debt financing sources required additional time to complete their due diligence and preparation of the debt commitment letter and related documents.
On September 30, 2020, after the close of the market, Bloomberg published an article indicating that Covis and AMAG were in discussions regarding a potential acquisition of AMAG by Covis.
Throughout the day and night on September 30, 2020, the parties finalized all of the definitive documentation, including the debt commitment letter and related documents, and completed due diligence, including Covis’ debt financing sources.
On October 1, 2020, the Transaction Committee and the Company Board held a joint web meeting at which members of senior management and representatives of Goldman Sachs and Goodwin were present. At this meeting, Goldman Sachs reviewed with the Company Board its final analyses of the $13.75 in cash per share of AMAG common stock, and Goodwin provided a review of the Company Board’s fiduciary duties and an update on the final negotiations with Covis and Paul Weiss of the definitive transaction documents, including a summary of the merger agreement. Goldman Sachs then delivered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 1, 2020, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the $13.75 in cash per share of AMAG common stock to be paid to the holders of shares of AMAG common stock (other than Covis and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. The analyses outlined by Goldman Sachs utilized the Management Projections, which had been updated by management in September 2020 to reflect actual obligations related to divesting Vyleesi and discontinuing AMAG 423 study. The full text of Goldman Sachs’ written opinion is filed herewith as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The opinion of Goldman Sachs is more fully described under the heading “Opinion of the Company’s Financial Advisor” below. The Company Board and Transaction Committee were aware of the relationships Goldman Sachs, who had initially been engaged by AMAG in September 2019 as a financial advisor for various strategic reviews, had with certain affiliates of Covis, as disclosed in the letters delivered by Goldman Sachs to the Company Board on February 25 and June 4, 2020. After discussion, and upon the recommendation of the Transaction Committee, the Company Board unanimously adopted resolutions (1) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of our stockholders, (3) agreeing that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolving to recommend that our stockholders accept the offer and tender their shares to Merger Sub pursuant to the Offer.
Subsequently, on October 1, 2020, AMAG and Covis executed the Merger Agreement and issued a joint press release announcing the transaction.
On October 15, 2020, Merger Sub commenced the Offer and we filed this Schedule 14D-9.
Reasons for the Recommendation of the Company Board
In evaluating the merger agreement and the Transactions, including the Offer and the Merger, the Company Board consulted with AMAG management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of AMAG and our stockholders and to recommend that holders of our shares accept the Offer and tender their Shares in the Offer, the Company Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Company Board recommends that AMAG’s stockholders tender their shares in response to the Offer:
Offer Price. The Company Board considered:
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the historical market prices, volatility and trading information with respect to the shares; and

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the recent historical trading prices of AMAG’s common stock, as compared to the Offer Price, including the fact that the Offer Price of $13.75 represents:

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a 46.3% premium to the closing price of $9.40 on September 30, 2020, the last unaffected trading day before public announcement of the Merger Agreement;

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a 42.2% premium to the trailing volume-weighted average price of $9.67 for the 30-calendar day period ended on September 30, 2020;

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a 3.2% premium to the 52-week high closing price of $13.33 as of September 30, 2020; and

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a 184.7% premium to the 52-week low closing price of $4.83 as of September 30, 2020.

The Company’s Operating and Financial Condition and Prospects.   The Company Board considered AMAG’s operating and financial performance and its prospects, including certain prospective forecasts for AMAG prepared by our senior management, which reflect an application of various assumptions of senior management. The Company Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “Certain Prospective Financial Information,” and that, as a result, our actual financial results in future periods could differ materially from senior management’s forecasts.

Potential Strategic Alternatives.   The Company Board reviewed, together with representatives of Goldman Sachs, the possible alternatives to the Transactions, including the execution of senior management’s standalone plan, noting that none of the third parties with whom Goldman Sachs engaged regarding a potential acquisition of AMAG were interested in pursuing the opportunity. The Company Board considered the fact that both our commercialized products and our product candidates were subject to considerable regulatory, litigation and competitive risks. The Company Board also considered the maturity date for our outstanding Convertible Notes and our current and anticipated revenues, expenses and cash flows, the uncertainty in the debt and capital markets and other factors affecting the revenues and profitability of biotechnology products generally.
Existing Resources.   The Company Board considered the fact that we may require additional capital in order to execute on our standalone plan and fund our other ongoing operations. The Company Board also took into consideration that, while we may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to our existing stockholders, might be available only on unfavorable terms, or might not be available at all.
Negotiation Process.   The Company Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by AMAG with the knowledge and at the direction of the Transaction Committee and the Company Board and with the assistance of its financial and legal advisors. The Company Board also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Covis, including increases in the proposed offer price from the time of its initial expression of interest to the end of the negotiations, and the negotiation of favorable terms in the merger agreement that increase the likelihood of completing the Offer and consummating the Merger.
Goldman Sachs’ Opinion and Related Financial Presentation.   The Company Board considered the oral opinion of Goldman Sachs rendered to the Company Board on October 1, 2020, which was subsequently confirmed by delivery of a written opinion dated October 1, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $13.75 in cash per share of AMAG common stock to be paid to the holders of shares of AMAG common stock (other than Covis and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “Opinion of the Company’s Financial Advisor.”
The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.   The Company Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain regulatory events, litigation matters and other conditions from the definition of “Company Material Adverse Effect,” (2) our ability, under certain circumstances, to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Company Board under certain circumstances to withdraw or modify its recommendation that the holders of shares accept the Offer and tender their shares, including in connection with a superior offer, (4) our right to terminate the merger agreement under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, (5) the respective termination rights of AMAG and Covis, (6) the $16.25 million termination fee payable by AMAG under certain circumstances, which the Company Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Company Board entered into an agreement for a superior offer and (7) the $30.0 million termination fee payable by Covis under certain circumstances and subject to certain conditions, including if Covis’ committed debt financing is unable to fund at the closing of the Transaction.
Conditions to the Consummation of the Offer and Merger; Likelihood of Completion.   The Company Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals. The Company Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion.   The Company Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding AMAG shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Company Board considered that the potential for closing in a relatively short timeframe also could reduce the amount of time in which our business would be subject to the potential uncertainty of closing and related disruption.
Extension of Offer Period.   The Company Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer for one or more periods until at least January 28, 2020, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Covis or Merger Sub).
Appraisal Rights.   The Company Board considered the availability of statutory appraisal rights to the AMAG stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.
Business Reputation of Covis and the Apollo Funds.   The Company Board considered the business reputation and capabilities of Apollo, Covis and their respective management teams, and the substantial financial resources of both the Apollo Funds and Covis and, by extension, Merger Sub, which the Company Board believed supported the conclusion that a transaction with Covis and Merger Sub could be completed relatively quickly and in an orderly manner.
Certainty of Consideration.   The Company Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows AMAG stockholders to realize immediate value, in cash, for their investment in AMAG, while avoiding our regulatory, commercialization and other business risks, and while also providing such stockholders with certainty of value and liquidity for their shares.
In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:
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the fact that our stockholders will not be entitled to participate in any potential future benefit from AMAG’s execution of management’s standalone strategic business plan;

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the effect of the public announcement of the Merger Agreement, including effects on our relationships with partners and other business relationships, and our ability to attract and retain key management and personnel;

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the Merger Agreement precludes us from actively soliciting alternative transaction proposals and requires payment by AMAG of a $16.25 million termination fee under certain circumstances, including in the event the Merger Agreement is terminated by us to accept a superior offer;

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the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, our directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, we will have incurred significant transaction costs, and our relationships with partners, employees and other third parties may be adversely affected;

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the risk of litigation;

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the interests that certain of our directors and executive officers may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of AMAG or the interests of our other stockholders generally, as described in Item 3 under the heading titled “Arrangements with the Company’s Executive Officers and Directors”; and

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the treatment of the consideration to be received by our stockholders in the Offer and the Merger as taxable to the holders of shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Company Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board. In view of the wide variety of reasons and factors considered, the Company Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.
The foregoing discussion of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information — Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Company Board believed were appropriate to consider, the Company Board, based upon the recommendation of the Transaction Committee, approved the Merger Agreement and the Transactions, including the Offer and the Merger, and unanimously recommends that AMAG’s stockholders tender their shares to Merger Sub pursuant to the Offer.
Opinion of the Company’s Financial Advisor
Goldman Sachs rendered its oral opinion to the Company Board on October 1, 2020, which was subsequently confirmed by delivery of a written opinion, dated October 1, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $13.75 in cash per outstanding share of common stock, par value $0.01 per share, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated October 1, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
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the Merger Agreement;

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annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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certain other communications from the Company to its stockholders;

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certain publicly available research analyst reports for the Company; and

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certain internal financial analyses and forecasts for the Company and with respect to its products prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Forecasts”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for Goldman Sachs’ use by the Company (the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the Company’s consent, that the Forecasts and the NOL Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company, nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date thereof, of the $13.75 in cash per Share, to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $13.75 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent, Borrower, or the Transactions, or as to the impact of the Transaction on the solvency or viability of the Company, Parent or Borrower or the ability of the Company, Parent or Borrower to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs’ advisory services and the opinion expressed therein were provided for the information and assistance of the Company Board in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 30, 2020, the last completed trading day before the date of Goldman Sachs’ opinion, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the Shares for the 1-year period ended September 30, 2020. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (i) the closing price per Share on September 30, 2020, the last trading day before public announcement of the Transactions, (ii) the high and low closing price per Share for the 52-week period ended September 30, 2020, (iii) the volume weighted average price (“VWAP”) per Share for the preceding thirty and sixty-calendar day periods ended September 30, 2020, (iv) the closing price per Share on September 30, 2019, the date that is one year prior to the last trading day before public announcement of the Transactions and (v) the median analyst price target per Share. This analysis indicated that the price per Share to be paid to the Company’s stockholders pursuant to the Merger Agreement represented:
•
a premium of approximately 46.3% based on the closing price per Share of $9.40 on September 30, 2020;

•
a premium of approximately 3.2% based on the highest closing price per Share of $13.33 for the 52-week period ended September 30, 2020;

•
a premium of approximately 184.7% based on the lowest closing price per Share of $4.83 for the 52-week period ended September 30, 2020;

•
a premium of approximately 42.2% based on the VWAP per Share of $9.67 for the thirty-calendar day period ended September 30, 2020;

•
a premium of approximately 37.3% based on the VWAP per Share of $10.01 for the sixty-calendar day period ended September 30, 2020;

•
a premium of approximately 19.0% based on the stock price per Share of $11.55 on September 30, 2019; and

•
a premium of approximately 37.5% based on the median analyst price target per Share of $10.00.

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis.   Using the Forecasts and the NOL Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow, or “DCF,” analysis of the Company to derive a range of illustrative present values per Share. In connection with this analysis, Goldman Sachs performed separate DCF analyses with respect to each of the following items of the Company:
•
Feraheme;

•
Makena;

•
Ciraparantag;

•
Intrarosa Milestones;

•
AMAG-423;

•
Vyleesi;

•
Certain research and development and corporate expenses of the Company reflected in the Forecasts that had not been allocated to specific products; and

•
The benefits of the Company’s estimated future net operating losses (referred to as “NOLs”) reflected in the NOL Forecasts.

Using a mid-year convention and discount rates ranging from 10.5% to 12.5%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020, (i) Company management’s risk-adjusted estimates of the unlevered free cash flows to be generated from each of Feraheme, Makena and Ciraparantag for the period from June 30, 2020 through 2040, each as reflected in the Forecasts, (ii) Company management’s estimates of revenues expected in connection with certain Intrarosa Milestones payments, based on Company management’s estimates of the probability and timing of achievement of such milestones, and expenses expected in connection with each of AMAG-423 and Vyleesi, each as reflected in the Forecasts, (iii) Company management’s estimates of research and development costs of the Company as reflected in the Forecasts that are required to support the Company’s existing products and that had not been allocated to specific product candidates, (iv) Company management’s estimates of corporate costs of the Company as reflected in the Forecasts that are required to support the Company’s existing products and for the Company to remain as a standalone company and that had not been allocated to specific product candidates and (iv) the benefits estimated by the Company’s management to be derived by the Company from its utilization of the Company’s estimated NOLs as reflected in the NOL Forecasts, to derive a range of illustrative equity values for each product, for the Company’s expected revenues from the Intrarosa Milestones and for the Company’s future NOLs, and a range of negative illustrative present values for the Company’s research and development and corporate costs and for the Company’s expected expenses with AMAG-423 and Vyleesi. Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (referred to as “CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs then derived a range of illustrative equity values for the Company by adding (a) the ranges of illustrative equity values it derived as described above, and (b) the net debt of the Company as of June 30, 2020, as provided by the Company’s management. Goldman Sachs then divided the range of illustrative equity values it derived for the Company as described above by the sum of total number of fully diluted outstanding Shares as of September 25, 2020, calculated using the treasury stock method and data provided by Company management, to derive a range of illustrative present values per Share of $7.62 to $9.63.
Illustrative Present Value of Future Share Price Analysis.   Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share. For this analysis, Goldman Sachs used the Forecasts for each of the years 2022 through 2025. Goldman Sachs first calculated the implied enterprise values for the Company for each of the fiscal years 2021 to 2024, by applying a range of illustrative one-year forward EV / Revenue multiples of 2.0x to 3.0x to revenues estimates for the Company for each of fiscal years 2022 to 2025 based on the Forecasts. These illustrative EV / Revenue multiple estimates were derived by Goldman Sachs using its professional judgment and experience, taking into account the Company’s current next twelve month EV / Revenue multiple and the range of the Company’s next twelve month EV / Revenue multiples in the five-year period ended September 30, 2020. Goldman Sachs then subtracted the amount of the Company’s forecasted net debt for each of the fiscal years 2021 to 2024, as of the relevant year-end, each as provided by the Company’s management and approved for Goldman Sachs’ use by the management of the Company, from the respective implied enterprise values in order to derive a range of illustrative equity values of $335 million to $740 million for the Company as of December 31 of each of the fiscal years of 2021 to 2024. Goldman Sachs divided the range of illustrative equity values it derived for the Company by the number of fully diluted outstanding Shares as of September 25, 2020, calculated using the treasury stock method and data provided by the Company’s management and approved for Goldman Sachs’ use by the management of the Company, to derive a range of implied future share prices. Goldman Sachs then discounted the December 31, 2021 to 2024 implied future share price values back to June 30, 2020, using an illustrative discount rate of 11.6%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values per Share of $4.90 to $9.17.
Selected Precedent Transactions Analysis.   Goldman Sachs analyzed certain information relating to the selected transactions listed below announced since January 2017 involving target companies in the specialty pharmaceutical industry:
For each of the selected transactions, Goldman Sachs calculated and compared enterprise value as a multiple of last twelve months revenue. While none of the companies that participated in the selected transactions are directly comparable to the Company and none of the selected transactions are directly comparable to the Transactions, the companies included in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:
Announce Date	Target Acquiror		EV / Revenue
Jan-17	Actavis U.K. Ltd. and Actavis Ireland Ltd.	Accord Healthcare Ltd.	2.5x
Aug-17	STADA Arzneimittel AG	Bain Capital Private Equity, LP and by Cinven Partners LLP	2.4x
Feb-18	Teva Pharmaceutical Industries Ltd.’s international women’s health assets	CVC Fund VI	2.5x
Oct-18	Zentiva	Advent International Corporation	2.5x(1)

(1)
Assumes Zentiva revenue equal to last twelve months revenue of Sanofi’s EU generics business as of Sanofi’s 2017 20-F.

Based on the results of the foregoing calculations of implied EV / Revenue and Goldman Sachs’ professional judgment and experience, taking into account the impact of certain divestitures and discontinued operations on the Company’s last twelve months revenue, Goldman Sachs applied a range of enterprise value to revenue multiples of 2.0x to 3.0x to the Company’s next twelve months revenue as of June 30, 2020 of $217 million as provided by the management of the Company, to derive a range of implied enterprise values for the Company. Goldman Sachs subtracted from this range of implied enterprise values the Company’s net debt as of June 30, 2020, as provided by the management of the Company, and divided the result by the fully diluted outstanding Shares as of September 25, 2020, calculated using the treasury stock method and data provided by the management of the Company, to derive a range of implied values per Share of $8.01 to $14.11.
Premia Analysis.   Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all-cash acquisition transactions announced January 1, 2015 through September 30, 2020 involving targets that were United States public healthcare companies and where the disclosed enterprise values for the transaction were up to $5 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transaction relative to the target’s last undisturbed closing stock price prior to the announcement of the transaction. This analysis indicated a median premium of 50% across the period. This analysis also indicated a 25th percentile premium of 25% and a 75th percentile premium of 78% across the period. Using this analysis and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of illustrative premiums of 25% to 78% to the undisturbed closing price per Share of $9.40 as of September 30, 2020, and calculated a range of implied equity values per Share of $11.75 to $16.73.
General.   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, Parent or the Transactions.
Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view of the $13.75 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Caligan Partners L.P., a significant shareholder of the Company, and Apollo Funds managed by affiliates of Apollo Global Management, Inc. (together with its consolidated subsidiaries, “Apollo Global Management”), a significant shareholder of Parent and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the Transactions. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with responding to activism since September 2019; and as financial advisor to the Company in connection with the sale of its rights to Intrarosa® to Millicent Pharma Limited in May 2020. During the two year period ended October 1, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $3.3 million. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Apollo Funds and/or their affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in connection with the initial public offering of Watches of Switzerland (formerly known as Aurum Holding Limited), a portfolio company of the Apollo Funds, in May 2019; as financial advisor to Momentive Performance Materials Inc., a portfolio company of the Apollo Funds, in connection with its sale in May 2019; as financial advisor to Altamira Asset Management SL, a former portfolio company of the Apollo Funds, in connection with its sale of an 85% stake in June 2019; as financial advisor to the Apollo Funds with respect to their acquisition of SPX Flow Inc.’s power and energy segment in December 2019; as financial advisor to the Apollo Funds with respect to their acquisition, together with Silver Lake Partners, of a stake in Expedia Group Inc. in May 2020; as left lead bookrunner in connection with the initial public offering of Rackspace Technology, Inc., a portfolio company of the Apollo Funds, in August 2020; and as joint bookrunner with respect to a public offering by Albertsons Companies, Inc., a company in which the Apollo Funds invest, of its 3.50% Senior Notes due 2029 and its 3.25% Senior Notes due 2026 (aggregate principal amount $1,500 million) in August 2020. During the two year period ended October 1, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Apollo Global Management and/or its affiliates and portfolio companies of approximately $71.6 million. During the two year period ended October 1, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by Parent, Caligan Partners, L.P. or their respective affiliates and, as applicable, portfolio companies to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation.

Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Caligan Partners, L.P., Apollo Global Management and their respective affiliates for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Apollo Global Management, Caligan Partners, L.P. and their respective affiliates from time to time and may have invested in limited partnership units of investment funds managed by affiliates of Apollo Global Management from time to time and may do so in the future.
The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated June 8, 2020, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between the Company and Goldman Sachs provides for fees for Goldman Sachs’ services in connection with the Transactions, all of which are contingent upon consummation of the Transactions and are estimated, based on the information available as of the date of announcement, at approximately $13.1 million. In addition, the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.
Certain Prospective Financial Information.
Other than quarterly and annual financial guidance provided to investors, which it may update from time to time, the Company does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods given, among other reasons, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with its evaluation of potential strategic alternatives and specifically the Transactions, the Company’s management prepared certain non-public unaudited prospective financial information for the fiscal years 2020 through 2040 (the “Management Projections”). The Management Projections were provided to the Company Board in considering, analyzing and evaluating the Offer and the Merger. In addition, the Management Projections were provided to Goldman Sachs, the Company’s financial advisor, and were relied upon by Goldman Sachs in connection with the rendering of Goldman Sachs’ fairness opinion to the Company Board and in performing the related financial analyses as described above under the heading “— Opinion of the Company’s Financial Advisor.” The Management Projections were not provided to Parent.
The Company is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board purposes of considering and evaluating Parent’s proposal. The Company makes and has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information. The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Company management at the time the Management Projections were created.
The table below presents selected elements of the Management Projections as prepared by the Company’s management and provided to Goldman Sachs on May 26, 2020 for its use and reliance in connection with its financial analyses and opinion to the Company Board as described above under the heading “— Opinion of the Company’s Financial Advisor.” The summary below is included solely to give the Company’s stockholders access to certain long-term financial projections that were made available to the Company Board and Goldman Sachs, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.
Cautionary Note About the Management Projections
The Management Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Management Projections reflect numerous estimates and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Management Projections include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax, Company management’s inability to estimate or predict the extent of COVID-19 related impacts on the Company’s business and other legislation and risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as amended, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See also the section entitled “— Forward-Looking Statements” in this Schedule 14D-9. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Management Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, certain accounting assumptions, timing of business investments, changes in actual or projected cash flows, competitive pressures and changes in tax or other laws or regulations or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared.
Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of any of the Company’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Management Projections were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 has been prepared by, and is the responsibility of, the Company’s management as described above. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, nor have they assumed any responsibility for the accuracy or completeness thereof. The Management Projections were prepared solely for the internal use of the Company and are subjective in many respects.
The projected financial data provided in the tables included in this section have not been updated since the date of their preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. No reconciliation of non-GAAP financial metrics in the Management Projections to GAAP measures was created or used during the strategic process. The Management Projections, including non-GAAP financial information used therein were relied upon by Goldman Sachs, as directed by our management, for purposes of its opinion to the Company Board as described above in the section entitled “— Opinion of the Company’s Financial Advisor” and by the Company’s Board in connection with its consideration of the Transactions. Financial metrics and other financial information provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under SEC rules and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the non-GAAP financial information included in the Management Projections.

In addition, the Management Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Management Projections were prepared and do not give effect to any changes or expenses as a result of the Offer or the Merger or any effects of the Transactions. Accordingly, actual results will differ, and may differ materially, from those contained in the Management Projections. There can be no assurance that the financial results in the Management Projections will be realized, or that future actual financial results will not materially vary from those estimated in the Management Projections.
The inclusion of selected elements of the Management Projections and accompanying narrative in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Management Projections to be necessarily predictive of actual future events and this information should not be relied upon as such. None of the Company and/or its affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Management Projections and, except as otherwise required by law, the Company and its affiliates, officers, directors and other representatives undertake no obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the dates on which the Management Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Management Projections are shown to be in error.
The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Company Board and to Goldman Sachs to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.
These financial projections were prepared in late May 2020 by Company management based on their assumptions about the Company’s continued operation as a stand-alone, publicly traded company, with respect to Feraheme, Makena and Ciraparantag. The projections were based on certain internal assumptions about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.
The Management Projections were relied upon by Goldman Sachs as the basis for the rendering of its fairness opinion described in “— Opinion of the Company’s Financial Advisor” (and were the only financial projections with respect to the Company used by Goldman Sachs in rendering such opinion).

Management Projections as of Sep 2020 | WholeCo P&L | POS Adjusted(1)
($ in millions, amounts reflect rounding)
	Fiscal Year Ending December 31,
($ in millions)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Total Product Revenue(2)	$234	$201	$183	$167	$185	$247	$345	$373	$360	$347	$348	$323	$308	$294	$282	$173	$130	$88	$72	$63	$57
Gross Profit	$188	$164	$149	$133	$144	$205	$298	$323	$309	$296	$295	$275	$262	$250	$240	$144	$106	$73	$60	$52	$47
Total Operating Expenses(3)	$(172)	$(150)	$(143)	$(152)	$(148)	$(141)	$(141)	$(141)	$(142)	$(143)	$(145)	$(134)	$(131)	$(129)	$(126)	$(87)	$(73)	$(43)	$(34)	$(31)	$(30)
Other
Total Other(4)	—	(4)	25	35	—	—	38	19	15	18	24	24	23	23	23	23	23	6	1	—	—
EBIT(5)	$16	$9	$31	$16	$(3)	$64	$196	$201	$182	$171	$174	$165	$154	$145	$137	$79	$56	$36	$27	$22	$18

(1)
This table reflects selected measures from the Management Projections for the fiscal years 2020 through 2040 as provided by the Company’s management to the Company Board in connection with its review of a possible transaction and to Goldman Sachs for its use and reliance in connection with its financial analyses and opinion to the Board summarized under “— Opinion of the Company’s Financial Advisor.” Free cash flow increased between the May 2020 forecast and the final September 2020 forecast because the assumed cash flows associated with divesting Vyleesi and discontinuing the AMAG-423 program were updated to reflect actual obligations. The Management Projections assume a federal net operating loss carryforward of $335 million.

(2)
Reflects sum of the parts analysis of Feraheme, Feraheme Imaging, Feraheme AG, Makena and Ciraparantag.

(3)
Total Operating Expenses includes Company management’s estimates of research and development costs and corporate costs required to support existing products and for AMAG to remain as a standalone company.

(4)
“Total Other” includes OUS Ciraparantag Royalty/Milestone Income, Intrarosa Milestone Income and Required Minimum Production Obligations.

(5)
“EBIT” means earnings before interest and tax expenses.

In addition, at the direction of Company management, Goldman Sachs calculated, based on the Management Projections and other projected financial information provided by AMAG management, unlevered free cash flows for the years 2020 through 2040 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow analyses based on the Management Projections were the only unlevered free cash flow analyses used by Goldman Sachs as the basis for the rendering of its fairness opinion described in “— Opinion of the Company’s Financial Advisor.” The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest and tax expenses, less tax expense (excluding net operating losses), less capital expenditures, plus depreciation and amortization, less capital expenditures, less changes in net working capital, less milestone payments, in each case based on the Management Projections or other projected financial information provided by Company management. For purposes of calculating the discounted cash flow, Goldman Sachs calculated milestones payable at contractual regulatory, commercialization and sales thresholds related to Ciraparantag of $41mm in 2024, $8mm in 2025, and $14mm in 2026.
	Fiscal Year Ending December 31,
($ in millions)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
EBIT	$16	$9	$31	$16	$(3)	$64	$196	$201	$182	$171	$174	$165	$154	$145	$137	$79	$56	$36	$27	$22	$18
Tax Expense (Excl. NOLs)	(3)	(2)	(6)	(3)	—	(13)	(41)	(42)	(38)	(36)	(37)	(35)	(32)	(30)	(29)	(17)	(12)	(7)	(6)	(5)	(4)
D&A, CapEx, ∆ in NWC	(42)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Milestones	—	—	—	—	(41)	(8)	(14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow	$(26)	$9	$31	$16	$(44)	$56	$175	$161	$146	$137	$137	$130	$122	$115	$108	$63	$44	$28	$22	$17	$14

Intent to Tender.
Each director and, certain executive officers of the Company and certain affiliates of Caligan Partners, L.P. entered into support agreements pursuant to which they each have agreed to tender all of their respective Shares into the Offer (collectively 3,704,184 Shares) representing in the aggregate approximately 10% of the total issued and outstanding Shares as of September 25, 2020. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Support Agreement.”
To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power (other than Shares as to which such holder does not have discretionary authority).
Item 5.   Persons/Assets Retained, Employed, Compensated or Used.
Under the terms of Goldman Sachs engagement with the Company, the Company has agreed to pay Goldman Sachs a transaction fee that is equal to approximately $13.1 million contingent upon the closing of the Transactions for its financial advisory services. The Company has also agreed to reimburse Goldman Sachs for its reasonable and documented out-of-pocket expenses incurred in connection with this engagement and to indemnify Goldman Sachs against any losses, claims, damages or liabilities which are related to or arise out of Goldman Sachs’ engagement.
Additional information pertaining to the retention of Goldman Sachs by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.
Item 6.   Interest in Securities of the Subject Company.
Except as set forth below, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.
Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Camber Capital Management LP	10/1/2020	4,390,000	$13.57	Open market or private sale of securities
Anthony Casciano	9/4/2020	392	$10.10	Payment of exercise price or tax liability by delivering or withholding securities
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information.
Named Executive Officer Golden Parachute Compensation.
See Item 3 above under the heading “Arrangements with the Company’s Directors and Executive Officers — Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
•
within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of November 12, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about October 15, 2020), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within ten days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
All written demands for appraisal should be addressed to:
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, MA 19104
Attention: General Counsel
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten days after a written request therefor has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger

Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals.
Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 8, 2020. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on October 23, 2020, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger.
Stockholder Approval of the Merger Not Required.
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual and Quarterly Reports.
For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and its Quarterly Reports on Form 10-Q for the quarters ending March 31, 2020 and June 30, 2020 and August 17, 2020.
Forward-Looking Statements.
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. Forward-looking statements relate to future events or the Company’s future financial performance. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed Offer and Merger, including the risks that a condition to closing would not be satisfied or that any of the committed financing will not be available within the expected timeframe or at all or that the closing of the proposed Offer or Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed Offer or the Merger, the response of business partners and competitors to the announcement of the Offer or the Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Offer or the Merger; and (iv) those risks detailed in the Company’s most recent Annual Report on Form 10-K (as amended) and any subsequent reports filed with the SEC, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2020 and June 30, 2020, and any other documents that may be filed by the Company from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated by reference:
(a)(1)(A)	Offer to Purchase dated October 15, 2020, (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub on October 15, 2020).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Text Summary Advertisement, as published in The Wall Street Journal, on October 15, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release Issued by AMAG Pharmaceuticals, Inc. on October 1, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 1, 2020).
(a)(5)(B)	Email sent to employees from the President and Chief Executive Officer of AMAG Pharmaceuticals, Inc., dated October 1, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 1, 2020).
(a)(5)(C)	Email sent to employees from the Chief Executive Officer of Covis Pharma BV, dated October 1, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 1, 2020).
(a)(5)(D)	Form email to the stakeholders of the Company, dated October 1, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 1, 2020).
(a)(5)(E)	Text of press release announcing launch of Tender Offer, dated October 15, 2020 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger by and among AMAG Pharmaceuticals, Inc., Covis Group S.A.R.L. and Covis Mergerco Inc., dated October 1, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on October 1, 2020).
(e)(2)	Limited Guarantee, dated as of October 1, 2020, between certain investment funds managed by Apollo Management IX, L.P. and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Confidentiality Agreement, dated May 29, 2020, between AMAG Pharmaceuticals, Inc. and Covis Group S.A.R.L. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	AMAG Pharmaceuticals, Inc.’s 2019 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 15, 2019).
(e)(5)	AMAG Pharmaceuticals, Inc.’s Fourth Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed April 25, 2018).
(e)(6)	AMAG Pharmaceuticals, Inc.’s 2015 Stock Employee Purchase Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed April 16, 2015).
(e)(7)	AMAG Pharmaceuticals, Inc’s First Amendment to 2015 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed April 25, 2018).

(e)(8)	AMAG Pharmaceuticals, Inc.’s Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018).
Annex A — Opinion of Goldman Sachs, dated October 1, 2020
Annex B — Section 262 of the Delaware General Corporation Law

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 15, 2020
AMAG Pharmaceuticals, Inc.
By:
/s/ Scott Myers

Name:
Scott Myers

Title:
President and Chief Executive Officer

ANNEX A
Opinion of Goldman Sachs
200 West Street | New York, NY 10282-2198 Tel: 212-902-1000 | Fax: 212-902-3000
PERSONAL AND CONFIDENTIAL
October 1, 2020
Board of Directors
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts 02451
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Covis Group S.à.r.l. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AMAG Pharmaceuticals, Inc. (the “Company”) of the $13.75 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 1, 2020 (the “Agreement”), by and among Parent, Covis Mergerco Inc., a wholly owned subsidiary of Parent (“Merger Sub”), the Company and, solely with respect to certain sections, Covis Finco S.à.r.l, the direct parent of Parent (“Finco”). The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”), pursuant to which Merger Sub will pay $13.75 per Share, in cash, for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”), and each outstanding Share (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent or Merger Sub at the commencement of the Tender Offer, (iii) Shares irrevocably accepted for payment in the Tender Offer and (iii) Shares held by stockholders of the Company who are entitled to demand and have properly demanded their statutory rights of appraisal in respect to such Shares) will be converted into the right to be paid $13.75 in cash.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Caligan Partners LP, a significant shareholder of the Company (“Caligan”), and Apollo Global Management LLC, a significant shareholder of Parent (“Apollo”), and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted financial advisor to the Company in connection with responding to activism since September 2019; and as financial advisor to the Company in connection with the sale of its rights to Intrarosa® to Millicent Pharma Limited in May 2020. We have also provided certain financial advisory and/or underwriting services to Apollo and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in connection with the initial public offering of Aurum Holding Limited, a portfolio company of Apollo, in May 2019; as financial advisor to
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Momentive Performance Materials Inc., a portfolio company of Apollo, in connection with its sale in May 2019; as financial advisor to Altamira Asset Management SL, a former portfolio company of Apollo, in connection with its sale of an 85% stake in June 2019; as financial advisor to Apollo with respect to its acquisition of SPX Flow Inc.’s power and energy segment in December 2019; as financial advisor to Apollo with respect to its acquisition, together with Silver Lake Partners, of a 12.03% stake in Expedia Group Inc. in May 2020; as left lead bookrunner in connection with the initial public offering of Rackspace Technology, Inc., a portfolio company of Apollo, in August 2020; and as joint bookrunner with respect to a public offering by Albertsons Companies, Inc., a portfolio company of Apollo, of its 3.50% Senior Notes due 2029 and its 3.25% Senior Notes due 2026 (aggregate principal amount $1,500 million) in August 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Caligan, Apollo and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Apollo, Caligan and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo from time to time and may do so in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and with respect to its products prepared by its management, as approved for our use by the Company (the “Forecasts”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $13.75 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $13.75 in cash per Share
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent, Finco or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Parent or Finco or the ability of the Company, Parent or Finco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $13.75 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

ANNEX B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.